Filed Pursuant to Rule 433

Registration No. 333-180410-02

Free Writing Prospectus Dated November 6, 2013

KENTUCKY UTILITIES COMPANY

$250,000,000

FIRST MORTGAGE BONDS, 4.65% SERIES DUE 2043

Issuer:	Kentucky Utilities Company

Title:	4.65% First Mortgage Bonds due 2043

Issuance Format:	SEC Registered

Principal Amount:	$250,000,000

Trade Date:	November 6, 2013

Settlement Date:	November 14, 2013 (T+5)

Maturity Date:	November 15, 2043

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2014

Annual Interest Rate:	4.650%

Price to Public:	99.280%

Benchmark Treasury:	2.875% due May 15, 2043

Benchmark Treasury Yield:	3.795%

Spread to Benchmark Treasury:	90 basis points

Yield to Maturity:	4.695%

Optional Redemption:

Prior to May 15, 2043, the bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus, in either case, accrued and unpaid interest to the Redemption Date. On or after May 15, 2043, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

CUSIP / ISIN:	491674 BJ5 / US491674BJ53

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Bonds prior to the settlement date will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.  Purchasers of the Bonds who wish to trade the Bonds prior to the settlement date should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at (800) 854-5674; Citigroup Global Markets Inc. at (800) 831-9146; Goldman, Sachs & Co. at (866) 471-2526; and Mitsubishi UFJ Securities (USA), Inc. at (877) 649-6848.